Mail Stop 3561
      August 25, 2005

Donald C. Harms, Esq.
McKenzie Bay International, Ltd.
37899 Twelve Mile Road
Suite 300
Farmington Hills, MI  48331

	Re: 	McKenzie Bay International, Ltd.
Post-Effective Amendment No. 2 to Registration Statement on Form
SB-2
      Filed July 25, 2005
		File No. 333-119493
		Form 10-KSB for Fiscal Year Ended September 30, 2004
		Filed January 13, 2005
		File No. 0-49690

Dear Mr. Harms:

      We have limited our review of your filing to the issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 2 to Registration Statement on Form
SB-2

General
1. It appears that the warrants issued on September 7, 2004 and the warrants that Spencer Clarke LLC will receive reflect an exercise price tied to the market price of the underlying common shares. Please be aware that you may not register common shares underlying warrants exercisable at a price based upon the trading value of those common shares. See Part 3S in the Securities Act Sections of our March 1999 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, available at www.sec.gov. Instead, once the warrants have been exercised and the common shares are issued, you then may register the common shares for resale. Please revise or advise.
2. We note that you are registering common shares underlying securities with market-conversion features. As a result, the number of common shares to be issued on conversion may depend on the price of the common stock at the time of conversion. Accordingly, please confirm to us as follows:

* the shares of common stock you have registered is a good faith estimate of the maximum number of shares you may issue upon conversion;

* you will not rely on Rule 416 if the conversion price results in your having insufficient shares; and

* you will file a new registration statement to cover the resale of any additional shares in the event that the number of shares actually issued exceeds the number of shares that you have included in the registration fee table.

Facing Page of Registration Statement
3. Please add a statement to this page indicating that the offering is being made pursuant to Rule 415, and check the box which follows that statement. See Part D.36 to the Division of Corporation
Finance`s Manual of Publicly Available Telephone Interpretations.

Prospectus Cover Page
4. Please revise your disclosure to limit the front cover of the prospectus to one page. We remind you that the prospectus cover page should consist only of information required by Item 501 of Regulation
S-B and otherwise key to an investment decision. The prospectus cover page should not act as a substitute for the summary.

Prospectus Summary, page 6
5. Please specify here the number of shares being registered that have already been issued to Cornell Capital Partners. Also, identify the creditor to whom you issued the 65,000 shares.
6.
Please revise here and in The Standby Equity Distribution Agreement and Related Transactions section to more clearly describe the transactions relating to the convertible promissory notes and warrants as well as the material terms of those financial instruments. As currently drafted, the disclosure is difficult to read, particularly as to how the notes relate to the standby equity distribution agreement.

Certain Terms of the Equity Distribution Agreement Explained, page
61
7. Please revise to replace terms such as "certain conditions" and "certain provisions" with a brief description of those conditions and provisions to the extent material.

Form 10-KSB for Fiscal Year Ended September 30, 2004

Item 8A. Controls and Procedures, page 46
8. Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness, not adequacy, of your disclosure controls and procedures "as of the end of the period covered by the report." Please amend accordingly here and revise in all future periodic reports.
9. Please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify "any changes," not just "significant" changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item
308(c) of Regulation S-B. Please also revise in future periodic reports.

Report of Independent Registered Public Accounting Firm, page F-1
10. We note that the report makes reference to another auditor regarding the cumulative period through September 30, 2002. Please amend your filing to include the report of the other auditor.

* * * *	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      You may contact Michael Moran, Accounting Branch Chief, at
(202) 551-3841                  if you have questions regarding
comments on the financial statements and related matters. Please contact Howard Baik, Attorney-Advisor, at (202) 551-3317, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-
3720 with any other questions.

      							Sincerely,


      							H. Christopher Owings
      Assistant Director

cc:	Jonathan B. Reisman, Esq.
	Reisman & Associates, P.A.
	Fax:  (928) 569-8195

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Donald C. Harms, Esq.
McKenzie Bay International, Ltd.
August 25, 2005
Page 5